# LucyDx LLC

Financial Statements and Report

December 31, 2023 and 2022

# Table of Contents



# Independent Accountant's Review Report

To Management of:
LucyDx LLC

We have reviewed the accompanying financial statements of LucyDx LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

*We are required to be independent of LucyDx LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.*

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has yet to being earning revenue, has relied on capital contributions from owners and accelerator awards to fund costs, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Tesseract Advisory Group LLC*

_____
Tesseract Advisory Group LLC
OWINGS MILLS, MD
February 29, 2024

# LucyDx LLC
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

|  | | 2023 | | 2022 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current Assets** | | | | |
| Cash and cash equivalents | $ | 9,031 | $ | 14,362 |
| **Total Current Assets** | | 9,031 | | 14,362 |
| | | | | |
| **Total Assets** | | 9,031 | | 14,362 |
| | | | | |
| **Liabilities & Members' Equity** | | | | |
| Liabilities | | - | | - |
| Accounts payable and accrued expenses | | - | | - |
| **Total Current Liabilities** | | - | | - |
| | | | | |
| **Total Liabilities** | | - | | - |
| Members' Equity | | 9,031 | | 14,362 |
| **Total Liabilities & Members' Equity** | $ | 9,031 | $ | 14,362 |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# LucyDx LLC
## Statement of Income (Unaudited)
### For the years ended December 31, 2023 and 2022

|  |  | 2023 |  | 2022 |
|---|---|---:|---|---:|
| **Operating Expenses** |  |  |  |  |
| Crowdfunding expenses | $ | 8,719 | $ | - |
| Memberships and licenses |  | 4,000 |  | 1,500 |
| Legal and other professional fees and services |  | 2,485 |  | 7,058 |
| Office expenses |  | 874 |  | 2,907 |
| **Total Operating Expenses** |  | 16,078 |  | 11,465 |
| **Other Income** |  |  |  |  |
| Interest income |  | 200 |  | - |
| Grant income |  | - |  | 12,500 |
| **Total Other Income** |  | 200 |  | 12,500 |
| **Net Income** | $ | (15,878) | $ | 1,035 |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# LucyDx LLC
### Statement of Members' Equity (Unaudited)
### For the years ended December 31, 2023 and 2022

| | | Total Members' Equity |
|---|---|---|
| Balance at January 1, 2022 | $ | 13,327 |
| Net income | | 1,035 |
| **Balance at December 31, 2022** | | 14,362 |
| Net income | | (15,878) |
| Crowdfunding investment | | 10,522 |
| Owner contributions | | 25 |
| **Balance at December 31, 2023** | $ | 9,031 |

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2023 and 2022

|  | | 2023 | | 2022 |
|---|---|---|---|---|
| **Cash Flows** | | | | |
| **Cash Flows From Operating Activities** | | | | |
| Net income | $ | (15,878) | $ | 1,035 |
| **Increase (decrease) in operating liabilities, net of effects of businesses acquired** | | | | |
| Accounts payable and accrued liabilities | | - | | (459) |
| **Net Cash Provided by Operating Activities** | | (15,878) | | 576 |
| **Cash Flows from Financing Activities** | | | | |
| Crowdfunding proceeds | | 10,522 | | - |
| Owner contributions | | 25 | | - |
| **Net Cash Provided by Financing Activities** | | 10,547 | | - |
| **Net Increase in Cash and Cash Equivalents** | | (5,331) | | 576 |
| Cash and cash equivalents at beginning of year | | 14,362 | | 13,786 |
| **Cash and Cash Equivalents at End of Year** | $ | 9,031 | $ | 14,362 |

# Notes to the Financial Statements

**LucyDx LLC**
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

## 1. Summary of significant accounting policies

### a. Nature of operations

LucyDx LLC (the Company) is  a medical device company in the diagnostics space with the initial purpose of commercializing a wearable diagnostic device for the early detection of diabetic retinopathy. Our technology helps diabetics who want to save their eyesight by detecting retinal eye disease early and is helping medical professionals track and treat eye damage before it becomes permanent.

The Company was formed in the State of Delaware on February 23, 2021.

### b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

### c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

### d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active;

**LucyDx LLC**
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurement.

**e. Income taxes**

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

**f. Cash and cash equivalents**

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

**g. Comprehensive income**

The Company does not have any comprehensive income items other then net income.

**2. Licenses**

The Company entered into a an agreement to license patent rights.  The total agreement requires payments of $17,919 extending into 2024 as well royalties based on net sales related to the license. Total minimum royalty payments that are due over the four year period from the first commercial sale total $33,000. Payments during the year ended December 31, 2023 and 2022 totaled $2,000 and $1,500, respectively.

**3. MassChallenge award**

During 2021, the Company received $12,500 from a startup accelerator competition called MassChallenge. The award is a cash award that does not have to be repaid and has been categorized as other income for the period ended December 31, 2021.

**LucyDx LLC**
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

On March 7, 2022 the Company received an additional $12,500 from the competition and has recorded as other income for the year ended December 31, 2022.

**4. Going concern**

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to earn revenue and has operated at a loss while relying on accelerator awards and owner contributions to finance operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise funds via a crowdfunding campaign. The ability of the Company to continue as a going concern is based on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**5. Subsequent events**

Management evaluated all activity of the Company through February 29, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.